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                            SMOKY MARKET FOODS, INC.
                           804 ESTATES DR., SUITE 100
                             APTOS, CALIFORNIA 95003
                                 (866) 851-7787


                                 August 29, 2007

VIA EDGAR CORRESPONDENCE AND
FACSIMILE (202) 772-9202

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn: John Stickel

Re:      Smoky Market Foods, Inc.
         Registration Statement on Form SB-2
         File No. 333-143008

Ladies and Gentlemen:

         In accordance with Rule 461 under the Securities Act of 1933, as amended, Smoky Market Foods, Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form SB-2 be accelerated so that it will become effective at 12:00 noon, Eastern Time, on Friday, August 31, 2007, or as soon thereafter as practicable.

         Smoky Market Foods, Inc. acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Altair Nanotechnologies Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) Smoky Market Foods, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Very truly yours,

                              Smoky Market Foods, Inc.


                              By:   /s/ Edward Feintech
                                    ------------------------------------
                                    Edward Feintech
                                    Chief Executive Officer